SCHEDULE 13G

Amendment #1
Cardiac Science, Inc.
Common Stock
Cusip #141410209

Cusip #141410209
Item 1:	Reporting Person - FMR Corp.
Item 4:	Commonwealth of Massachusetts
Item 5:	2,252,586
Item 6:	0
Item 7:	2,252,586
Item 8:	0
Item 9:	2,252,586
Item 11:	4.16%
Item 12:	    HC

Cusip #141410209
Item 1:	Reporting Person - Edward C. Johnson 3d
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,252,586
Item 8:	0
Item 9:	2,252,586
Item 11:	4.16%
Item 12:	IN

Cusip #141410209
Item 1:	Reporting Person - Abigail P. Johnson
Item 4:	United States of America
Item 5:	0
Item 6:	0
Item 7:	2,252,586
Item 8:	0
Item 9:	2,252,586
Item 11:	4.16
Item 12:	    IN


SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

Item 1(a).	Name of Issuer:

		Cardiac Science, Inc.

Item 1(b).	Name of Issuer's Principal Executive Offices:

		16931 Millikan Avenue
		Irvine, CA  92606

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Common Stock

Item 2(e).	CUSIP Number:

		141410209

Item 3.	This statement is filed pursuant to Rule 13d-1(c)

Item 4.	Ownership

    (a)   Amount Beneficially Owned:                                2,252,583

    (b)   Percent of Class:                                             4.16%

    (c)   Number of shares as to which such person has:

    (i)   sole power to vote or to direct the vote:                  2,252,583

    (ii)  shared power to vote or to direct the vote:                     0

    (iii) sole power to dispose or to direct the disposition of:     2,252,583

    (iv)  shared power to dispose or to direct the disposition of:          0



Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 7.	Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A, B.

Item 8.	Identification and Classification of Members of the Group.

	Not Applicable. See attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.

Item 10.	Certification.

	Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs
	 in the facts set forth herein.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
	Schedule 13G in connection with FMR Corp.'s beneficial ownership of the Common Stock of Cardiac Science, Inc. at December 31, 2001 is true, complete and correct.

February 14, 2002
Date

/s/Eric D. Roiter
Signature

Eric D. Roiter
Duly authorized under Power of Attorney
dated December 30, 1997 by and on behalf of FMR Corp. and its direct and indirect subsidiaries

SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(c)

	Fidelity Ventures Limited, 82 Devonshire Street, Boston, Massachusetts 02109, a Massachusetts corporation and a wholly-owned subsidiary of FMR Corp., is the beneficial owner of 1,126,293 shares or 2.08% of the outstanding common stock of Cardiac Science, Inc. (the "Company"). Included within this figure are 83,183 shares held in escrow pursuant to an agreement
	 entered into in connection with the merger between the Company and Survivalink Corp. on October 29, 2001. FTT Ventures disclaims
	  beneficial ownership of such shares until they are released from escrow.

	Fidelity Investors Limited Partnership ("FILP"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited partnership, is the beneficial owner of 878,525 shares or 1.40% of the outstanding common stock of the Company. Fidelity Investors Management, LLC ("FIML"), a Delaware limited liability company, is the general partner and investment manager of FILP, and is an investment manager registered under Section 203 of the Investment Advisers Act of 1940. The members of FIML and the limited partners of FILP are certain shareholders and employees of FMR Corp. Included within this figure are 64,884 shares held in escrow pursuant to an agreement entered into in connection with the merger between Cardiac Science, Inc. and Survivalink Corp. on October 29, 2001. FILP disclaims beneficial ownership of such shares until they are released from escrow.

	Fidelity Investors II Limited Partnership ("FILP II"), 82 Devonshire Street, Boston, Massachusetts 02109, a Delaware limited partnership, is the beneficial owner of 247,768 shares or 0.722% of the outstanding common stock of the Company. FIML, is the general
	partner and investment manager of FILP II.   Included within this
	figure are 18,299 shares held in escrow pursuant to an agreement entered into in connection with the merger between Cardiac Science, Inc. and Survivalink Corp. on October 29, 2001. FILP II disclaims beneficial ownership of such shares until they are released from escrow.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR Corp., representing approximately 49% of the voting power of FMR Corp. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp.
	and Abigail P. Johnson is a Director of FMR Corp. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares. Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR Corp.



	SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
	FILED PURSUANT TO RULE 13d-1(c)
	RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 14, 2002, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of Cardiac Science, Inc. at December 31, 2001.

	FMR Corp.

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of FMR Corp. and its direct and indirect
	subsidiaries

	Edward C. Johnson 3d

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Edward C. Johnson 3d

	Abigail P. Johnson

	By   /s/Eric D. Roiter
	Eric D. Roiter
	Duly authorized under Power of Attorney
	dated December 30, 1997, by and on behalf
	of Abigail P. Johnson









Page 7 of 8

Exhibit A

Exhibit B